GYRODYNE COMPANY OF AMERICA, INC.
1 Flowerfield, Suite 24
St. James, New York 11780

July 29, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Kevin Woody Mark Rakip

RE:	Gyrodyne Company of America, Inc. Form 10-K for fiscal year ended December 31, 2010 Filed March 31, 2011 File No. 0-1684

Ladies and Gentlemen:

The following are the responses to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of July 19, 2011 (the “Comment Letter”), in connection with the above-referenced filing by “Gyrodyne” or the “Company”.  To facilitate your review, we have included the Staff’s numbered comments along with the related responses.

Form 10-K for the fiscal year ended December 31, 2010

Item 1.  Business, page 3

Real Estate, page 5

1.
In future Exchange Act periodic filings, to the extent you have material acquisitions or dispositions in such period, please provide capitalization rate disclosure, with clear description of how net operating income (historical or projected) and purchase price (contract price or total cost) are calculated.

In response to the Staff’s comment, in all future Exchange Act periodic filings, the Company will, to the extent the Company has material acquisitions or dispositions in the relevant period, provide capitalization rate disclosure, with a clear description of how net operating income (historical or projected) and purchase price (contract price or total cost) are calculated.

2.
In future Exchange Act periodic reports, please present average effective rental revenue per square foot taking into account any tenant concessions or abatements for your operating properties.  Also please provide a definition of average rental revenue per square foot within your filing.

In response to the Staff’s comment, in all future Exchange Act periodic reports, the Company will present average effective rental revenue per square foot taking into account any tenant concessions or abatements for our operating properties.  The Company will also provide a definition of average rental revenue per square foot within its filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 15

Factors Which May Influence Future Operations

Lease Expirations, page 16

3.
We note that leases comprising approximately 39% of your annualized based rent expire during 2011, with additional 14% expiring in 2012.  In future periodic reports, please expand your disclosure to discuss the potential impact of current market rents expected for renewals or new leases compared to leases that have expired during the current period and leases expected to expire in the next 12 months.  Please also tell us how management assesses the portfolio for such lease turnover, and how space currently available for lease as of the most recent period end is factored into such assessment.

In response to the Staff’s comment, in all future Exchange Act periodic reports, the Company will expand its disclosure to discuss the potential impact of current market rents expected for renewals or new leases compared to leases that have expired during the then-current period and leases expected to expire in the next 12 months.

Management continually monitors expiration schedules of its lease portfolio for the purpose of efficiently managing renewals and new leases.  In this regard, management balances rental revenue per square foot with occupancy rate.  Among the factors considered by management in this process are a property’s vacancy rate, upcoming expirations, tenant space needs and market rates.  Management’s assessment of the relevant market is based in large part upon the property manager’s local market knowledge, discussions with brokers and other real estate professionals and published data on the local market.

Results of Operations, page 17

4.
We note that you have presented year over year comparisons of various income statement line items on a pro forma basis as i[f] the properties had been operating for the entire twelve month period.  Please tell us, and disclose in future filings, the magnitude of the adjustments made for each property and expense type, and the methodology management uses to estimate these amounts.

In response to the Staff’s comment, in all future filings, the Company will disclose the magnitude of the adjustments made for each property and expense type, and the methodology management uses to estimate these amounts.

The pro forma adjustments made in the Company’s year over year comparison reflect revenue and expense adjustments for time periods in which it did not own a respective property.  In 2009, the upward adjustments for the Fairfax Medical Center for revenue, tenant reimbursement, rental expense and interest expense were $294,043, $8,097, $110,414 and $112,226, respectively.  In each of 2009 and 2010, there was an upward revenue adjustment for the Cortlandt Medical Center of $51,600.  The methodology management uses to estimate these amounts consists of annualizing recurring operating results (without inclusion of non-recurring items) and then adding the non-recurring items that were incurred during the relevant time period to arrive at the estimated pro forma results.

5.
In future Exchange Act periodic filings, please revise your lease results disclosure for the reporting period to include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions, as applicable.  In this regard, please provide quantitative disclosure on the impact of concessions.

In response to the Staff’s comment, in all future Exchange Act periodic filings, the Company will revise its lease results disclosure for the reporting period to include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions, as applicable.  In this regard, the Company will also provide quantitative disclosure on the impact of any concessions.

6.
In future Exchange Act periodic filings, please revise your disclosure to describe how you have calculated the pro forma comparisons of “rental revenues” and “tenant reimbursements” and describe any material assumptions that you used.  For example, describe assumptions you used regarding leasing and expense rates and occupancy.

In response to the Staff’s comment, in all future Exchange Act periodic filings, the Company will revise its disclosure to describe how the Company has calculated the pro forma comparisons of “rental revenues” and “tenant reimbursements” and will describe any material assumptions that it utilized.

Liquidity and Capital Resources, page 20

7.
We note your disclosure on page 21 where you state that “[t]he Company was in compliance with financial covenants associated with its various loans.”  In future Exchange Act periodic filings, please revise your disclosure to include the ratios used in all material debt financial covenants.

In response to the Staff’s comment, in all future Exchange Act periodic filings, the Company will revise its disclosure to include the ratios used in all material debt financial covenants.

Item 15.  Exhibits and Financial Statement Schedules

(b) Exhibits

Exhibits 31.1 and 31.2

8.
We note that you have made modifications to your certifications.  In future filings, please do not alter the language of the principal officer certifications as required by Section 302 of the Sarbanes-Oxley Act of 2002, as the certifications should be in the exact form as illustrated in Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comment, in all future Exchange Act filings, the Company will submit the principal officer certifications in the exact form as illustrated in Item 601(b)(31) of Regulation S-K.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me at (631) 584-5400 x 316 or Alon Kapen of Farrell Fritz, P.C. at (516) 227-0633.

Very truly yours,
/s/ Gary Fitlin
Gary Fitlin
Chief Financial Officer

cc:	Stephen V. Maroney Alon Y. Kapen, Esq,

5